Province of Saskatchewan Provincial Treasury Office 6th Floor, 2350 Albert Street Regina, Canada S4P 4A6 Phone: (306) 787-6752

June 18, 2025

Attn: Samuel Kluck and Michael Coco

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Province of Saskatchewan

Registration Statement under Schedule B (Registration No. 333-286693), filed on April 23, 2025 and amended on June 11, 2025.

Dear Mr. Kluck & Mr. Coco:

Pursuant to Rule 461 under the Securities Act of 1933, the Province of Saskatchewan respectfully requests the acceleration of the effectiveness of the above-referenced registration statement, so as to become effective at 4:00 p.m. (Eastern Time) on June 23, 2025, or as soon as possible thereafter.

Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3434 should you have any questions or comments regarding this letter.

Very truly yours,

PROVINCE OF SASKATCHEWAN

By:	/s/ Rod Balkwill
Rod Balkwill
Assistant Deputy Minister and Chief Investment Officer

cc:	Christopher J. Cummings, Paul, Weiss, Rifkind, Wharton & Garrison LLP